

February 17, 2022

Alisha Charlton
Chief Financial Officer
PRO DEX INC
2361 McGaw Avenue
Irvine, CA. 92614

> **Re: PRO DEX INC**
> **10-K for the Fiscal Year Ended June 30, 2021**
> **Filed September 9, 2021**
> **Form 8-K Dated February 3, 2022**
> **Filed February 3, 2022**
> **File No. 000-14942**

Dear Ms. Charlton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed February 3, 2022

Exhibit 99.1, page 2

1. We see that you have provided projections of estimated annual revenues of products currently in development. Please tell us how your presentation of these projections complies with the Commissions guidance regarding projections provided in Item 10(b) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Julie Sherman at (202) 551-3640 or Kristin Lochhead at (202) 551-3664 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences